12013272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 King Street, Suite 100
(No. and Street)

Rye Brook (City) New York (State) 10573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen D. Howley (914) 307-7030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maureen D. Howley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Kenmar Securities Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr Vice President / CFO

Title

MARY KATHLEEN FOYNES GAZA
Notary Public, State of New York
No. 02G[illegible]6012130
Qualified in Westchester County
Commission Expires Aug. 17, 20 14

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFTC FORM 1-FR-IB (Part A) 0005 OMB No. 3038-0024

Name of Company: Kenmar Securities Inc. 0010	Employer ID No: 13-3434713 0020	NFA ID No: 0327366 0030
Address of Principal Place of Business: 900 King Street, Suite 100, Rye Brook, NY 10573 0050	Person to Contact Concerning This Report: Maureen D. Howley 0040 Telephone No: (914) 307-7030 0060	

1. Report for the period beginning January 1, 2011 0070 and ending December 31, 2011 0080

2. Type of report: 0090 [X] Certified [ ] Regular quarterly/semiannual

[ ] Special call by: ______ [ ] Other -- Identify: ______

3. Check whether 0095 [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association 0100

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 17th day of Febuary, 2012

Manual signature [signature]

Type or print name Maureen D. Howley

[ ] Chief Executive Officer [X] Sr. Vice President and Chief Financial Officer Corporate Title ______

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

KENMAR SECURITIES INC.

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kenmar Securities Inc.

We have audited the accompanying statement of financial condition of Kenmar Securities Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the financial statements, Kenmar Securities Inc. is a wholly-owned subsidiary and a member of a group of affiliated companies and, as described in the financial statements and notes thereto, has transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 17, 2012

KENMAR SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS		
Cash and cash equivalents	$	308,802
Introductory fees receivable		36,362
Prepaid expenses		22,286
Other assets		8,288
Total assets	$	375,738
LIABILITIES		
Commissions payable	$	21,860
Accrued expenses		23,813
Total liabilities		45,673
STOCKHOLDER'S EQUITY		
Common stock – $0.10 par value; 1,000 shares authorized; 100 shares issued and outstanding		10
Retained earnings		330,055
Total stockholder's equity		330,065
Total liabilities and stockholder's equity	$	375,738

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

REVENUE	
Sales commissions and introductory fees	$ 1,782,628
Other income	234
Interest income	232
Total revenue	1,783,094
EXPENSES	
Commissions	95,328
Regulatory and license fees	48,308
Professional fees	37,546
Other expenses	12,005
Total expenses	193,187
NET INCOME	$ 1,589,907

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2010	$ 10	$ 0	$ 640,148	$ 640,158
Net income for the year ended December 31, 2011	0	0	1,589,907	1,589,907
Cash distributions			(1,900,000)	(1,900,000)
Balances at December 31, 2011	$ 10	$ 0	$ 330,055	$ 330,065

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows from (for) operating activities:	
Net income	$ 1,589,907
Adjustments to reconcile net income to net decrease in cash and cash equivalents:	
Changes in assets and liabilities:	
Increase in introductory fees receivable	(36,362)
Decrease in accrued expenses	(1,051)
Increase in other assets	(203)
Decrease in prepaid expenses	11,606
Decrease in commissions payable	(3,520)
Net cash from operating activities	1,560,377
Cash flows (for) financing activities	
Capital distributions	(1,900,000)
Net decrease in cash and cash equivalents	(339,623)
Cash and cash equivalents, beginning of year	648,425
Cash and cash equivalents, end of year	$ 308,802

See accompanying notes.

KENMAR SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Kenmar Holdings Inc. (the "Parent"), which is wholly owned by Kenmar Group, Inc. ("KGI"). The Company's two sole directors are the sole and equal stockholders of KGI.

The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority, and an Independent Introducing Broker, registered with the Commodity Futures Trading Commission. The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market account balances. The Company maintains its cash and cash equivalents with one financial institution. In the event of the financial institution's insolvency, the Company's recovery of cash and cash equivalent balances on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

Commission and fee revenue is recognized as income when earned in accordance with the terms of the applicable agreement.

E. Income Taxes

The Company has made a Subchapter S Subsidiary election under the Internal Revenue Code whereby the Company's taxable income "flows-through" to KGI and is subject to KGI's U.S. federal and state taxation status. The preparation and filing of U.S. federal and state tax returns are performed by KGI under a consolidated tax filing. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Income Taxes (continued)

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2011. The 2008 through 2011 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act, which requires that the Company maintain minimum net capital of $45,000. At December 31, 2011, the Company had adjusted net capital of $266,791, which was in excess of its required net capital by $221,791. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

Note 3. SALES COMMISSIONS AND INTRODUCTORY FEES

The Company acts as the Selling Agent for World Monitor Trust III (the "Trust"). The Managing Owner of the Trust is Kenmar Preferred Investments Corp. ("Preferred"), another subsidiary of the Parent. The Company receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Company were $1,522,285 for the year ended December 31, 2011.

On March 22, 2011, the Company entered into an Introduction Agreement with a manager where the Company agreed to seek to introduce or refer prospective clients to such manager in return for a percentage of any fees earned by such manager from business resulting from the introduction. For the year-ended December 31, 2011, introductory fees earned by the Company were $260,343.

Note 4. RELATED PARTY TRANSACTIONS

The Company has selling agreements with affiliated commodity pools pursuant to which the Company earns selling agent fees. The Company did not receive any selling agent fees pursuant to such agreements during the year ended December 31, 2011.

Note 4. RELATED PARTY TRANSACTIONS (CONTINUED)

Effective July 1, 2006, the Company entered into a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KGI. Under the terms of the Expense Agreement, KGI agrees to make available to the Company Support Services and Support Personnel (as defined in the agreement). KGI will pay the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel, rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, registration and examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly. Commissions paid to an officer of the Company amounted to $95,328 for the year ended December 31, 2011.

See Note 3. with regards to sales commissions from related parties.

Note 5. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

KENMAR SECURITIES INC.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

Total stockholder's equity	$ 330,065
Deduct items not allowable for net capital Non-allowable assets	(59,584)
Haircuts on securities	(3,690)
Net capital	$ 266,791
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 3,045
Minimum regulatory dollar net capital requirement	$ 45,000
Net capital shown above	$ 266,791
Minimum net capital requirement	45,000
Excess net capital	$ 221,791
Total aggregate indebtedness	$ 45,673
Percentage of aggregate indebtedness to net capital	17%

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Kenmar Securities Inc. computation of net capital and required net capital from the December 31, 2011 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2011 is as follows:

Total liabilities	$ 45,673
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$ 45,673

KENMAR SECURITIES INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2011

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer, which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Kenmar Securities Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

NFA

KENMAR SECURITIES INC.
E.I.N. 13-3434713
NFA ID #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

See notes below	1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount	$45,000	$54,000	$54,000
B Calculation based on branch offices Number of branch offices = 1	x $6,000 = $6,000	x $7,200 = $7,200	x $7,200 = $7,200
C Calculation based on associated persons Number of associated persons = 7	x $3,000 = $21,000	x $3,600 = $25,200	x $3,600 = $25,200
D Securities broker/dealers per SEC 15c3-1	$5,000	N/A	N/A
Enter the greatest of A - D	$45,000	$54,000	$54,000
		+ Subordinated debt maturing in next 6 mos. 0	+ Subordinated debt maturing in next 6 mos. 0
		+ Expected capital withdrawals in next 6 mos.	
		Total $54,000	Total $54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio
Equity capital must be at least 30% of the required total shown here.

Ownership equity	$330,065	Ownership equity	$330,065
+ Qualifying subordinated debt	+ 0	+ Total subordinated debt	0
		- Excess net capital	221,791
= Equity Capital	= $330,065	= Required total	$108,274

Equity Capital / Required Total 304.84%

(continued)

See accompanying notes to financial statements.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable Amount	Collateral				Non-current Receivable
	Description	Market Value	Charge*	Net	
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance Amount	Collateral				Capital Charge
	Description	Market Value	Charge	Net	
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

KENMAR SECURITIES INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2011

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder of
Kenmar Securities Inc.

In planning and performing our audit of the financial statements of Kenmar Securities Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debt) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the two preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 17, 2012